Exhibit 99.1

Gravity Co., Ltd. Non-Deal Roadshow April 23-27, 2007

Disclaimer These materials have been prepared by GRAVITY Co., Ltd. ("Gravity" or the "Company"), solely for use at the Company's non-deal roadshow presentations and have not been independently verified. No representations or warranties, express or implied, are made as to, and no reliance should be placed on, the accuracy, fairness or completeness of the information presented or contained in these materials. Neither the Company nor any of its affiliates, advisers or representatives accepts any responsibility whatsoever for any loss or damage arising from any information presented or contained in these materials. The information presented or contained in these materials is subject to change without notice and its accuracy is not guaranteed. The presentations do not constitute an offer or invitation to purchase or subscribe for any shares or other securities of the Company and neither any part of the materials nor any information or statement contained therein shall form the basis of or be relied upon in connection with any contract or commitment whatsoever. Certain statements or other disclosure content in these presentation materials may include, in addition to historical information, "forward-looking statements" within the meaning of the "safe-harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," "project," or "continue" or the negative thereof or other similar words, although not all forward-looking statements will contain these words. These forward- looking statements are based on our current assumptions, expectations and projections about future events. All forward- looking statements involve risks and uncertainties that may cause our actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements, including, but not limited to, our ability to diversify revenue; our ability to collect, and in a timely manner, license fees and royalty payments from overseas licensees; our ability to acquire, develop, license, launch, market or operate commercially successful online games; our ability to compete effectively in a highly competitive industry; our ability to anticipate and access technological developments in our industry; our ability to recruit and retain quality employees as we grow; our ability to implement our growth strategies; and economic and political conditions globally. Investors should consider the information contained in our submissions and filings with the United States Securities and Exchange Commission (the "SEC"), including our registration statement on Form F-1, as amended, and our annual report on Form 20-F, together with such other documents and we may submit to or file with the SEC from time to time, including on Form 6-K. The forward-looking statements speak only as of this press release and we assume no duty to update them to reflect new, changing or unanticipated events or circumstances.

Agenda Company Overview Current Business Strategy for FY2007 Financial Performance

I. Company Overview BRAZIL U.S.A/CANADA JAPAN THAILAND THE PHILIPPINES INDONESIA MALAYSIA SINGAPORE TAIWAN HONG KONG MACAU AUSTRALIA CHINA KOREA RUSSIA EUROPE MIDDLE EAST CHILE AFRICA GRAVITY has online game coverage across 62 countries Geographic Revenue Breakdown of Ragnarok OnlineTM (as of December 2006) Gravity is a Korea-based developer and publisher of online games, with newly built positions in mobile and online casual segments. Fast growing global online PC games market Large global game distribution network 3 wholly owned subsidiaries in the U.S., France and Russia, and 15 global licensees distributing to 62 countries Leading online game in multiple markets Gravity's principal product, Ragnarok OnlineTM, is a massively multiplayer online role playing game (MMORPG) which has had the highest global user penetration in Japan, Taiwan, Thailand, the Philippines, Brazil, Indonesia, Malaysia and Singapore Robust online game lineup Among other new MMORPG and casual games, the highly anticipated Ragnarok Online 2TM sequel is slated for commercialization in late summer 2007 Source: the Company Source: the Company

II. Current Business FY2004 FY2005 FY2007 FY2006 Gravity's line-up for the past three years and upcoming games for 2007 Source: the Company Ragnarok OnlineTM (since August 2002) R.O.S.E. Online (since January 2005) Time N Tales (since July 2006) STYLIA (since June 2006) By the end of 2007, the Company expects to have commercialized a total of 6 MMORPGs and 4 casual games, which include racing, ice hockey and baseball genres.

II. Current Business

GRAVITY

2007 New Game Titles – Executed Licensing Contracts

Game Title	Game Type	Combined Initial Payment and Ongoing Minimum Royalties	Testing and Commercialization*
Ragnarok II	MMORPG	US $54.5 Million† (4 countries)	OBT: 2007 2Q & 3Q Service: 2007 3Q
Requiem	MMORPG	Not Determined	OBT: 2007 3Q Service: 2007 4Q
Emil Chronicle Online	MMORPG	US $6.8 Million (China and SE Asia)	OBT: 2007 2Q Service: 2007 3Q
Pucca Racing	Casual Racing Game	Not Determined	OBT: 2007 3Q Service: 2007 4Q
Body Check	Casual Hockey Game	Not Determined	OBT: 2007 3Q Service: 2007 4Q
W Baseball 3	Casual Baseball Game	Not Determined	OBT: 2007 3Q Service: 2007 4Q

Source: the Company

† The amount is one of the highest pre-service license fees in online game history
* Subject to changes in the closed and open beta testing schedules

STRICTLY CONFIDENTIAL. This document and the information contained in it are the property of Gravity Co., Ltd. and may not be used, copied or distributed in any form without its express prior consent. © Gravity Co., Ltd. 2007

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II. Current Business

Ragnarok Online 2™ is one of the most anticipated online games in China

Ranking	1	2	3	4	5
					
Title	仙境传说2(RO2) *Ragnarok Online 2™*	奇迹世界 *SUN*	仙剑奇侠传 *Chinese Paladin Online*	永恒之塔 *Aion*	剑侠情缘网络版3 *JX3 Online*
Developer	GRAVITY	WEBZEN	大宇 (SOFT STAR)	NCSOFT	金山 (KING SOFT)

Source: www.17173.com, the leading online game website in China (as of January 2007)

STRICTLY CONFIDENTIAL. This document and the information contained in it are the property of Gravity Co., Ltd. and may not be used, copied or distributed in any form without its express prior consent. © Gravity Co., Ltd. 2007

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II. Current Business Gravity has effectively implemented micro-transactions in its major markets II. Current Business

II. Current Business Strengths Strong brand power of Ragnarok OnlineTM and high quality customer service Largest global distribution platform through an extensive overseas network One of the leading online game development and publishing companies in Korea (Success of Ragnarok OnlineTM demonstrates proven development capability) Opportunities Growth of global online game markets Fast trend in movement toward online platforms High growth of Internet users and broadband network Mainstream adoption of online gaming Weaknesses High dependency on Ragnarok OnlineTM, which is experiencing declining sales and approaching the end of its life cycle Weak internal controls and increased development costs Inconsistent and volatile revenues and profits Limited marketing capability without its own portal site Class action lawsuit and negative press Threats Severe competition and growing costs Shortening life cycle of MMORPG games Penetration of console games Protectionist policies implemented by various countries to safeguard their domestic gaming industry Vulnerability to hacking and illegal playing Gravity SWOT Analysis Source: the Company

III. Strategy for FY2007 1. Retain, Build and Leverage Strengths Strengthen pipeline of new games to maintain competitive position in the marketplace Enhance in-house development capabilities and upgrade game content quality (The number of game development and support staff increased 105% from 251 in 2003 to 515 in 2006) Secure high quality game titles in Korea and other countries (In 2006, the Company acquired the global publishing right for Emil Chronicle Online and invested in Perpetual Entertainment, Inc., the developer of Gods & Heroes and Star Trek Online) Save development time and cost through introduction of casual games Implement new stock option plan to attract and retain key developers and managers Continue building global networks Reinforce relationships with local partners in existing markets Penetrate new, higher growth markets such as the EU, CIS, Middle East and U.S. to diversify revenues geographically Continue strengthening alternate revenue sources such as merchandising and the mobile game business

III. Strategy for FY2007 2. Remedy Weaknesses and Pursue New Opportunities Consider restructuring and other internal cost cutting measures to reduce overhead expenses and development costs (In 2006, the Company reduced its commission and advertising expenses by 47.9% and 46.2%, respectively, as part of its efforts to minimize its expense items. Please refer to page 16) Diversify and stabilize revenues through new businesses and potential acquisitions Explore related Internet, media and entertainment content businesses having stable, growth revenues and sharing synergies with Gravity's existing online game business (In 2005, the Company acquired Neocyon to enhance its mobile business) Improve communications with investors and research analysts to increase share price and share liquidity Resolve outstanding shareholder class action litigation Improve internal control system Establishment of compliance team and ERP Compliance with Sarbanes-Oxley Act

II. Current Business Gravity expects increased revenues in 2007 due to commercialization of new games Note: Total revenues in 2007 does not include revenues derived from products other than Ragnarok Online 2TM and Emil Chronicle Online since these are likely the only products to be commercialized in the overseas markets in 2007. Source: the Company III. Strategy for FY2007

IV. Financial Performance FY2005 (US-GAAP) FY2005 (US-GAAP) FY2006 (K-GAAP) YoY (%) Revenue 53,384 34,687 (35.02) (Subscription) 11,249 5,643 (49.84) (Royalties & License Fees) 37,375 26,482 (29.15) (Mobile) 1,664 546 (67.19) (Others) 3,096 2,017 (34.85) Expenses 56,052 44,600 (20.43) Operating Profit (2,668) (9,913) 271.55 Pre-tax Profit (3,455) (7,189) 108.08 Net Income (3,030) (18,378)* 506.53 (in millions of KRW) Income Statement Summary * The substantial increase in net loss is largely attributed to income tax expenses for 2006 which totaled KRW 11.19 Billion (US$ 12,032,000) because the deferred income tax assets of KRW 13.877 Billion (US$ 14,922,000) were treated as income tax expenses. Deferred income tax assets consist of withholding taxes related to overseas royalty payments. It is possible that these income tax expenses could be treated as income tax benefits if any taxable income becomes realizable in the future. Therefore, the Company considered curtailing its tax expenses since the value of these deferred income tax assets could be utilized when new products, such as Ragnarok Online 2TM, are successfully introduced to the market. However, the Company instead decided to recognize its deferred income tax assets as expenses since it is difficult to estimate the future profit and loss to be derived from the Company's new games. Source: the Company

IV. Financial Performance

GRAVITY

Breakdown of Operating Expenses from 2003 - 2006

(in millions of KRW)

	FY2003 (US-GAAP)	FY2004 (US-GAAP)	FY2005 (US-GAAP)	FY2006 (K-GAAP)	YoY (%) (2005-2006)
Payroll	1,737	3,156	5,694	6,949	22.04
Retirement expenses	137	392	608	586	(3.62)
Fringe benefit	313	493	853	1,156	35.52
Travel expenses	19	260	572	638	11.54
Taxes	137	159	1,398	960	(31.33)
Depreciation & Amortization	362	993	1,138	1,383	(21.53)
Commission & Service charge	2,602	2,648	9,570	4,985	(47.91)
Advertisement	4,233	4,614	6,273	3,373	(46.23)
Research & Development	1,597	2,029	9,219	9,229	0.11
Rent fee	386	519	778	2,157	177.25
Stock option expenses	0	20	610	132	(78.36)
Impairment loss	1,074	0	1,547	2,163*	39.82
Loss on disposal of assets	(76)	(34)	337	29*	(91.39)
Penalties	57	0	227	0*	(100.00)
Others	379	440	1,190	1,075	(9.66)
Total	**12,957**	**15,689**	**40,014**	**32,623**	**(18.5)**

** Operating expenses based on K-GAAP do not include these three items. Therefore, the total operating expenses for 2006 exclude these items.*

Number of Employees by Department

	As of December 31,			
	2003	**2004**	**2005**	**2006**
Senior management	4	7	8	5
Finance	4	8	13	15
Marketing	18	27	43	25
Game development and support	225	357	443	470
Total	**251**	**399**	**507**	**515**

Source: the Company

STRICTLY CONFIDENTIAL. This document and the information contained in it are the property of Gravity Co., Ltd. and may not be used, copied or distributed in any form without its express prior consent. © Gravity Co., Ltd. 2007

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IV. Financial Performance FY2005 (US-GAAP) FY2006 (K-GAAP) YoY (%) Asset 144,857 121,083 (16.41) Current Asset 109,428 83,876 (23.35) (Cash & cash equivalents) 25,874 31,872 23.18 (Short term investments) 59,900 45,700 (23.71) (Accounts Receivables) 4,784 1,561 (67.37) Fixed Asset 35,429 37,207 5.02 (Intangible assets) 12,750 6,289 (50.67) (PPE) 11,863 6,796 (42.71) Liability 24,073 17,233 (28.41) Current Liability 19,448 10,998 (43.45) Fixed Liability 4,625 6,236 34.83 Shareholder's Equity 120,762 103,850 (14.00) (Paid in Capital) 74,902 73,255 (2.20) Liability & Shareholder's Equity 144,857 121,083 (16.41) (in millions of KRW) Balance Statement Summary Source: the Company

IV. Financial Performance Revenues Ragnarok OnlineTM (launched in 2002) is approaching maturity in its life cycle The Korean Won has strengthened against other foreign currencies 2002 2003 2004 2005 2006 Revenues and Total Users Source: the Company (in billions of KRW) Source: the Company * Based on Korean GAAP (US GAAP figures to be available in the Company's FY2006 Form 20-F) (in millions of KRW) 2007 IV. Financial Performance

IV. Financial Performance Revenues vs. Costs & Expenses Expenses increased primarily due to: (1) Increased headcount (2) IPO on NASDAQ (3) Restatement of financial statements (4) Fraud investigation Expenses remained higher than revenues due to: (1) Increased headcount (2) Continued development costs related to new game lineup Costs & Expenses Expenses decreased despite increased headcount and development activities Costs decreased despite commercialization of Time N Tales and Stylia (in billions of KRW) Source: the Company Source: the Company (in billions of KRW) * Based on Korean GAAP (US GAAP figures to be available in the Company's FY2006 Form 20-F) * Based on Korean GAAP (US GAAP figures to be available in the Company's FY2006 Form 20-F)

IV. Financial Performance

52 Week Share Price and Volume Performance



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9
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1
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600,000
400,000
200,000
May 2006
August 2006
November 2006
February 2007
April 2007

INVESTMENT PROFILE
(as of April 16, 2007)

Ticker:	GRVY
Market Cap:	US$ 176.50 M
Share Price:	US$ 6.35
Outstanding Shares:	6,948,900
Average Volume:	13,892
52 Week Hi/Low:	US $9.88 – $4.80

1	Gravity reached settlement with Mr. Jung Ryool Kim, the former Chairman and CEO of the Company, regarding his embezzlement of the Company's funds (May 18, 2006)
2	Gravity invests US$ 9 Million in Perpetual Entertainment, Inc., an online game developer in the U.S. (May 22, 2006)
3	Gravity announces sale of building (June 5, 2006)
4	Gravity announces it has entered into MOUs with parties for *Ragnarok Online 2™* totaling US$ 46 Million (August 22, 2006)
5	Gravity reports FY2006, Q1 and Q2 results (October 13, 2006)
6	Gravity announces it has entered into licensing agreements for *Ragnarok Online 2™* in Japan and Thailand, totaling US$ 23 Million in license fees and minimum guaranteed payments (November 8, 2006)
7	Gravity enters into agreement for publishing rights for *Emil Chronicle Online* in Southeast Asia and Oceana (December 18, 2006)
8	Gravity enters into licensing agreements for *Ragnarok Online 2™* in China, Taiwan, Macau and Hong Kong, totaling US$ 31.5 Million in license fees and minimum guaranteed payments (January 10, 2007)
9	General Meeting of Shareholders (approval of FY2006 financial statements, election of two new independent directors and appointment of new CFO) (March 22, 2007)

Source: the Company

STRICTLY CONFIDENTIAL. This document and the information contained in it are the property of Gravity Co., Ltd. and may not be used, copied or distributed in any form without its express prior consent. © Gravity Co., Ltd. 2007

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